January 17, 2025

Chun Kit Yu
Chief Financial Officer
BUUU Group Limited
Flat B, 16/F, Ford Glory Plaza
37 Wing Hong Street
Cheung Sha Wan, Hong Kong

       Re: BUUU Group Limited
           Draft Registration Statement on Form F-1
           Submitted December 23, 2024
           CIK No. 0002047273
Dear Chun Kit Yu:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure that you are "a holding company incorporated in [the] British
       Virgin Islands (   BVI   )." Please revise to also clearly state that
BUUU Group Limited
       is not a Hong Kong operating company.
2. We note your disclosure here as well as on page 5 that you have "not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by [y]our subsidiaries to the BVI holding company." Please revise here and on page 5 to provide a cross-
       reference to the consolidated financial statements.
 January 17, 2025
Page 2

3. Please revise the second full paragraph on the fifth cover page to ensure that your disclosure regarding limitations on your ability to transfer cash between you, your subsidiaries or investors includes a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. Overview, page 1

4. Please revise your disclosure to clarify the nature of your business model.
       Specifically, please clarify whether you actually provide, directly or indirectly via your subsidiaries, event management services and stage production services, or whether you outsource the provision of such services to third-party suppliers. Please make conforming revisions throughout the prospectus.
5. Please revise your revenue discussion contained in the last paragraph of this section with a discussion of your net income or losses for the respective periods.
Corporate History and Structure, page 2

6. Please refer to the corporate diagram on page 3. Please revise by footnote or otherwise to identify the individual or entity which owns the other 25% of BU
       Workshop Limited.
Risks Related to Doing Business in Hong Kong, page 7

7. We note your disclosure that "the PRC government . . . may intervene or influence
       [y]our operations." Please revise to state that the PRC government may intervene or influence your operations at any time. Please make conforming revisions to the risk factor title on page 29. Lastly, please revise so that each summary risk factor in this section includes a cross-reference (title and page) to the relevant individual detailed risk factor.
Permission required from Hong Kong authorities, page 13

8. We note your statement that "apart from business registration certificates, BUUU and
       [y]our Operating Subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to operate [y]our business." We also note the statement that "[y]our Hong Kong Operating Subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their business in
       Hong Kong." Please explain how you arrived at this conclusion and the basis for your conclusion. Additionally, we note your disclosure throughout the prospectus that you
       "have been advised" by your Hong Kong counsel, David Fong & Co. Please clarify whether relying on counsel's "advice" is the same as relying on counsel's "opinion." If so, please revise in all applicable areas to specifically state that the company has relied on the opinion of counsel.
Risk Factors
You may incur additional costs and procedural obstacles in effecting service of legal process .
.. ., page 40

9. We note your disclosure that all of your directors and executive officers "reside outside of the United States." Please revise here and page 118 to clearly identify all of your directors and executive officers that are located in the PRC or Hong Kong.
 January 17, 2025
Page 3

Risks and Uncertainties
Concentration of Credit Risk, page 68

10. We note your disclosure that for the fiscal years ended June 30, 2024 and 2023, five customers each accounted for 10% or more of your revenue and trade receivables. To the extent you are materially dependent on any customers, please disclose the name of the customers, describe the material terms of any agreements entered into with such customers to the extent they differ from the terms summarized on page 84 and file such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation
S-K.
Growth Strategies, page 78

11. Please discuss the costs and timing associated with the growth strategies identified in this section. For example, clarify your timeline for pursuing strategic acquisitions with upstream suppliers as well as the costs for "enhancing [y]our technological capabilities." Please ensure that any risks associated with these growth strategies are properly addressed.
Related Party Transactions, page 99

12. We note your disclosure that "[a]s of the date of this prospectus, we have not engaged in any related party transactions." However, we note that Note 12 on page F-22 discloses related party transactions with key members of management as well as principal and beneficial shareholders. Please revise this section accordingly and disclose the information required by Item 7.B of Form 20-F.
Report of Independent Registered Public Accounting Firm, page F-2

13. Please include a dated report from your independent registered public accounting firm.
General

14. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
 January 17, 2025
Page 4

       Please contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Jason Ye